UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of June 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: June 2, 2011                              LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Wai Chau Lin

Name: Wai Chau Lin

Title: Chief Executive Officer

Exhibit Index

Exhibit Number                    Document

99.1                        Press Release dated June 1, 2011

                                                                                                                                  Exhibit 99.1

Longtop Financial Technologies Limited Announces Board Acceptance of

Resignation of Chief Financial Officer

Hong Kong, China, June 1, 2011 – Longtop Financial Technologies Limited (“Longtop” or the “Company”) (NYSE: LFT) announced today that the Board has formally accepted the resignation of Derek Palaschuk, the Company’s Chief Financial Officer. He tendered his resignation by letter, dated May 19, 2011.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. There is significant uncertainty related to the concerns raised by the DTT resignation letter and the potential impact of the internal investigation and the findings of that investigation on the Company and its businesses (including the potential costs associated with this investigation).  Other factors that could cause actual results to differ include the ability to retain an audit firm to replace DTT; effectiveness, profitability, and marketability of the company's solutions; the Company's limited operating history; its reliance on a limited number of customers that continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company's cash flows and profitability; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2009.

Contact us

Longtop Financial Technologies Limited

Email: ir@longtop.com